FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 29, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Sizewell B and Heysham Update dated October 29, 2003

29 OCTOBER 2003

BRITISH ENERGY PLC

OPERATIONAL UPDATE - SIZEWELL B AND HEYSHAM 1

Sizewell B

Following its announcement last week regarding Sizewell B's statutory maintenance outage, British Energy is continuing to carry out further tests as part of its inspection programme.

To date, the additional tests have revealed no significant surface defects and work continues to characterise and assess the significance of the unusual indication found from the original ultrasonic examination. British Energy is working with independent experts and is in regular contact with HM Nuclear Installations Inspectorate on these findings, and the progress of its inspection programme.

Based on these findings, British Energy now estimates that it is unlikely that invasive repairs will be required. On this basis, it expects that the plant should be returned to service by mid November, as indicated last week. If invasive repairs are required, a further announcement will be made.

Heysham 1

On 28 October both reactors at Heysham 1 were safely shut down following a failure of a seawater cooling pipe within the turbine hall. Both reactors were shut down manually and the site's safety systems operated normally. There was no radiological release. The leak in the pipe has now been stopped and the water has been removed from the turbine hall. Work to repair the pipe is ongoing and an investigation as to the cause of the fault is taking place. It is expected that the plant should be returned to service by mid November.

Financial impact

The financial impact of these events is likely to be material, principally as a result of the need to replace approximately 0.8 TWh of aggregate lost output which had previously been sold forward.

Contacts:
Andrew Dowler          Financial Dynamics, Media                   020 7831 3113
Paul Heward            British Energy, Investor Relations          01355 262 201

Website: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 29, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations